SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 27, 2013 to add Orinda Income Opportunities Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate
Orinda SkyView Multi-Manager Hedged Equity Fund	2.30% of the first $1 billion of the Fund’s average daily net assets; 2.25% thereafter.
Orinda SkyView Macro Opportunities Fund	2.30% of the Fund’s average daily net assets
Orinda Income Opportunities Fund	1.00% of the Fund’s average daily net assets

ADVISORS SERIES TRUST		ORINDA ASSET MANAGEMENT, LLC
on behalf of the Funds listed on Schedule A

By:	/s/ Douglas G. Hess	By:	/s/ Craig M. Kirkpatrick
Name:	Douglas G. Hess	Name:	Craig M. Kirkpatrick
Title:	President	Title:	President

 A-1